Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended March 31, 2004 (millions)
Operating Revenue	$5,227
Operating Expenses	4,406
Income from operations	821
Other income	79
Interest and related charges	296
Income before income taxes	604
Income taxes	219
Income before cumulative effect of changes in accounting principles	385
Cumulative effect of changes in accounting principles (net of income taxes of $64)	(105)
Net income	280
Preferred dividends	16
Balance available for common stock	$ 264

The condensed consolidated earnings statement for the twelve months ended March 31, 2004 reflects the cumulative effect of adopting the following accounting standards:

  The Company adopted Statement of Financial Accounting Standards No. 133 Implementation Issue No. C20, Interpretation of the Meaning of 'Not Clearly and Closely Related' in Paragraph 10(b) regarding Contracts with a Price Adjustment Feature on October 1, 2003. The cumulative effect of adopting C20 wan an after-tax charge of $101 million.

  The Company adopted FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, (FIN 46R) on December 31, 2003 with respect to special purpose entities. The cumulative effect of adopting FIN 46R wan an after-tax charge of $4 million.